Exhibit 3.1

                    Amendments to the By-Laws of the Company

   1.) Pursuant to a resolution of the Board of Directors, the By-Laws of the Company were amended by changing the third sentence of Section 2.05 to read as follows:

        "In lieu of closing the stock transfer books, the Board of Directors may fix in advance a date as the record date for any such determination of shareholders, such date in any case to be not more than seventy days and, in case of a meeting of shareholders, not less than ten days prior to the date on which the particular action, requiring such determination of shareholders, is to be taken."

   2.) Pursuant to a resolution of the Board of Directors, the By-Laws of the Company were amended by changing the second sentence of the first paragraph of Section 3.01 to read as follows:

        "The number of directors of the corporation shall be six."